CORAL GOLD RESOURCES LTD.
400 - 455 Granville Street
Vancouver, B.C. V6C 1T1
Tel: (604) 682-3701 Fax: (604) 682-3600
www.coralgold.com
ir@coralgold.com

May 19, 2006                                                                                                                                                                                                                                            Trading Symbols: TSX Venture - CGR
US;OTC.BB - CGREF
Berlin and Frankfurt - GV8

Coral Gold Resources Ltd. (“Coral”) reports that Agnico-Eagle (USA) Limited (“Agnico”) mobilized a reverse circulation drill supplied by Lang Exploratory Drilling of Elko, Nevada to the Norma Sass property on May 15, 2006.  Drilling has commenced on the Lander Ranch target area and Agnico plans to drill 15,000 ft. in 12 to 15 holes on the Norma Sass and related properties.  Agnico is prepared to extend the program if favorable results are obtained.

In January 2005, Coral granted Agnico an earn-in option on the Norma Sass, Blue Nugget and Lander Ranch properties. Coral holds a 2/3rd interest and Levon Resources Ltd. holds a 1/3rd interest in the Norma Sass Property. Coral holds a 100% interest in the Lander Ranch and Blue Nugget properties.

On behalf of the Board of Directors
of Coral Gold Resources Ltd.

“Louis Wolfin”
Louis Wolfin,
Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.